805 SW Broadway Suite 1500 Portland, OR 97205 503.226.1191 Phone 503.226.0079 Fax
File Number: I7779-0006 503.226.8636 Direct apear@buchalter.com

February 28, 2025

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 5 Filed January 27, 2025 File No. 024-11984

To Whom it May Concern:

On behalf of Iron Bridge Mortgage Fund LLC (the “Company” or “Iron Bridge”), this letter is submitted in response to the Staff’s comment letter dated February 10, 2025 relating to the above-captioned Offering Statement on Form 1-A (the “Amended Offering Statement 5”).  We have filed Post-Qualification Amendment No. 6 (“Amended Offering Statement 6”) concurrently herewith.  The Staff’s comments are set forth below along with the Company’s response to each comment.  Capitalized terms that are not otherwise defined herein shall have the meanings set forth in the Offering Statement.

Post-qualification Amendment No. 5 to Offering Statement on Form 1-A filed January 27, 2025

Offering Circular Summary, page 3

COMMENT:

1.

We have reviewed the structure of your distribution reinvestment program. It appears that you are concurrently offering participation in your distribution reinvestment program with each unit purchased. Please reconcile your disclosure to confirm, if true, that participation in your distribution reinvestment program will be offered solely to existing securityholders and, with respect to new investors in this offering, no units will be offered under the program prior to their having purchased units in this offering. Please refer to Rules 251(d)(3)(i)(B) and 261 of Regulation A (which incorporates definitions from Rule 405, including the term dividend reinvestment plan).

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 2

RESPONSE:  We confirm that participation in the Company’s distribution reinvestment program will only be offered solely to existing security holders, and with respect to new investors in this offering, no units will be offered under the program prior to their having purchased units in this offering.  The only distribution reinvestments that are permitted are distributions on previously purchased units.  We have also updated Amended Offering Statement 6 to clarify this point.

Risk Factors, page 8

COMMENT:

2.

Please update your risk factor disclosure with respect to the Investment Company Act of 1940 to address whether the units are “redeemable securities” and any risks associated therewith. In addition, please add disclosure noting that the redemption rights with respect to the units are more limited than those associated with registered investment companies.

RESPONSE: We have updated our risk factor disclosures with respect to the Investment Company Act of 1940 to specifically address whether the units are “redeemable securities” and any risks associated therewith, as well as adding disclosure noting that redemption rights with respect to the units are more limited than those associated with registered investment companies.

General

COMMENT:

3.

We note your response to prior comment 6. Please advise as to whether you have identified any specific precedent where issuers with redemption programs substantially similar to your program were determined not to be issuing “redeemable securities” as defined by Section 2(a)(32) of the Investment Company Act of 1940. Please focus your analysis on issuers who also permit redemption requests to be made at any time and without any minimum holding period.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 3

RESPONSE:

We have identified several specific precedents discussing issuers with redemption programs similar to ours and where the program was determined not to be “redeemable securities”.

Iron Bridge Redemption Program

Our redemption program (the “Redemption Program”), as described in Amendment Offering Statement 5 and reflected in the First Amendment to our Third Amended and Restated Operating Agreement (“LLC Amendment 1”)1 as adopted by the Company on November 25, 2024, has the following features:

•	The price to be paid to a Member for the redemption of any Unit will equal the lesser of (i) the net asset value (“NAV”) per Unit as of the last day of the previous month, as calculated by our Manager and published on the Company’s website, or (ii) the then current offering price per Unit, if we are engaged in an offering. The Member will also receive upon repurchase with respect to any repurchased Units an amount equal to accrued but unpaid distributions, at the fixed Preferred Return, plus any profit participation through the preceding month end. The NAV will be calculated no less than monthly and shall be determined based on the estimated market value of the Company’s total assets (primarily Portfolio Loans, and to a lesser extent, REO), less the value of all liabilities (primarily Bank Borrowings, and to a lesser extent, trade payables).

•	The Manager has the right to unilaterally redeem on behalf of the Company all or any portion of a Member’s Class A, Class B, Class C, or Class D Units, as applicable, at any time. This right will be suspended however during any period when the Manager has suspended processing Redemption Requests as discussed below, or with respect to the Class A Units or Class B Units if such redemption would cause the Unreturned Capital Contributions of the Class A Units and the Class B Units, in the aggregate, to equal an amount less than 20% of the total assets of the Company (the “Class Limitation”). The Company reserves this right primarily for the purpose of managing its cost of capital.

•	Any Member shall have the option to request a redemption of all or a portion of its Units by submitting a written request (a “Redemption Request”) to the Manager subject to the following limitations:

o	The Company is limited in any calendar quarter to redeem Units in an amount, on a net basis, of no more than 5% of aggregate NAV as of the last day of the previous quarter, which means that our redemptions will be limited to approximately 20% of our aggregate NAV in any 12 month period (the “Aggregate Repurchase Limitation”). Repurchase limitations will be based on “net repurchases” during a quarter, as applicable. The term “net repurchases” means the excess of our Unit repurchases (capital outflows) over the proceeds from the sale of our Units (capital inflows) for a given period. For these purposes, we will include proceeds we receive from the sale of Units under our distribution reinvestment plan as capital inflows, and payments of distributions in cash as capital outflows. If redemptions do not reach the 5% limit in a calendar quarter, the unused portion generally will be carried over to the next quarter, but not any subsequent quarter, except that the maximum amount of redemptions during any quarter may never exceed 10% of the aggregate NAV as of the last day of the previous quarter.

___________________________

1 The Redemption Program prior to LLC Amendment 1 is discussed in greater detail in our response to Comment 4 below.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 4

o	In addition, while generally Redemption Requests with respect to all classes of Unit will be treated as a single class for purposes of the limitations under the Company’s Redemption Program, if at any time the amount of Unreturned Capital Contributions associated with the Class A Units and Class B Units, in the aggregate, equal less than 20% of the total assets of the Company, the Company shall suspend processing Redemption Requests associated with Class A Units and Class B Units and extend the redemption date for such Units until such time as the Unreturned Capital Contributions associated with the Class A Units and the Class B Units in the aggregate exceeds 20% of the total assets of the Company (the “Member Class Limitation”).

o	If (i) if the Company receives a Redemption Request from a Member (or group of affiliated Members) for an aggregate amount over $1 million, then the Company may, at the Manager's election, as determined in its sole discretion, complete any such Redemption Request in multiple quarterly payment intervals of $1,000,000 for each such payment date and (ii) if the Company has unfulfilled Redemptions Requests at any time for more than thirty percent (30%) of outstanding Units, or to the extent that the processing of Redemption Requests may otherwise be prohibited by law, then the Company may elect to (A) suspend processing of any additional Redemption Requests by Members in the order received; (B) extend the redemption date for all Members until such time as the Company has sufficient liquidity to complete such redemptions without causing a material adverse impact on the Company, as determined by the Manager in its reasonable discretion, with no requirement of the Company or the Manager to market or sell any investments or other assets at fire sale or discount prices to complete any outstanding Redemption Requests, (C) make payments, or prepayments as applicable, to Members who have submitted a Redemption Request, provided, however, that any such payments or prepayments during such extension shall be made in accordance with the distribution waterfall associated with the Net Cash Flow From Sale or Refinance instead of in the order received (subject to the Class Limitation); and (D) give notice to all Members that the Company is electing to take the actions set forth in subsections (A), (B) and (C) above (the “Liquidity Limitation”).

o	The Manager is also entitled to reject a Redemption Request, limit the amount to which a Redemption Request applies or otherwise modify the terms of satisfying a Redemption Request to the extent the Manager determines necessary or advisable to ensure or maintain the status of the Company as a REIT or avoid any U.S. federal income or excise tax (the “Tax Limitation”).

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 5

•	It is the intention of the Company to complete all Redemption Requests within sixty (60) days of receipt, subject to the aforementioned limitations. There is no contractual guarantee as to when the redemption will be paid out (“Processing Wait Time Limitation”).

•	Redemption Requests will generally be completed in the order received (“General Priority Limitation”). If the Company does not completely satisfy a Redemption Request at the end of a quarterly period because of the limitations on repurchases, then the Company will treat the unsatisfied portion of the repurchase as a request for repurchase in the next quarter, unless the Redemption Request is withdrawn. Any such Member can withdraw a Redemption Request by sending written notice to the Manager at least five business days before the commencement of the next quarter. The Company’s redemption plan will automatically and without stockholder notification resume on the first day of the calendar quarter following the quarter in which redemptions were suspended due to reaching such quarter’s volume limitation for redemptions, unless otherwise suspended by our Manager. At the beginning of the next quarter, Redemption Requests that were not satisfied during the previous quarter and that have not been withdrawn will be redeemed on a pro rata basis, prior to any new Redemption Requests. Notwithstanding the foregoing, at any time, the Manager may prioritize Redemption Requests related to (and in the following order of priority): (a) repurchases upon the death of a Member; (b) repurchases in connection with a disability, as determined by the governmental agency responsible for reviewing the disability retirement benefits that the Member could be eligible to receive or determination of incompetence, processed in order of the date such disability or incompetence was determined; (c) repurchases in connection with required minimum distribution requirements for the Member, processed in order of the date the notice is received; and (d) any Redemption Request for less than 50,000 Units (“Special Priority Limitation”). While Units subject to a Redemption Requests upon the death of a Member will be included in calculating the maximum number of Units that may be redeemed, Units subject to a redemption requested upon the death of a Member will not be subject to the percentage limitation.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 6

•	The Company primarily intends to rely on Portfolio Loan payoffs to fund payment of any redemptions of Units, but the Members agree and acknowledge that the Company may utilize any source of proceeds to effectuate redemptions, including, but not limited to, the use of Portfolio Loan payoffs, real estate sales, capital contributions and other debt financing for purposes of making redemptions. This flexibility is a matter of cash management as opposed to cash availability. While the Company is retaining this flexibility for cash management purposes, ultimately redemptions will only be made out of available cash. Cash flow will be considered available only after all of the Company’s current expenses have been paid and adequate provision has been made for the payment of monthly cash distributions to those investors who elect to receive such distributions upon the subscription of Units, as described above. The Company legally cannot make a redemption under the Oregon Limited Liability Company Act, if, after giving effect to the redemption, the limited liability company would not be able to pay its debts as they become due in the ordinary course of business; or the fair value of the total assets of the limited liability company would not at least equal the sum of its total liabilities, plus, unless the articles of organization permit otherwise, the amount that would be needed, if the limited liability company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution, if any, of other members that are superior to the rights of the members receiving the distribution (“Solvency Limitation”). As noted above in the Liquidity Limitation, “to the extent that the processing of Redemption Requests may otherwise be prohibited by law,” the Company may elect to suspend the redemption program or extend redemption dates. The Manager does not intend to liquidate any Portfolio Loans prior to maturity in order to pay Redemption Requests, and intends to suspend the Redemption Program, as described below, in the event that the Company does not have sufficient liquidity from operations in the ordinary course of business to honor Redemption Requests outstanding, or the Manager believes that continuing the Redemption Program may threaten the liquidity position of the Company. To date, the Company has never liquidated a Portfolio Loan prior to maturity for purposes of its Redemption Program. We have updated our disclosures in Offering Statement Amendment 6 to further clarify this application of our Redemption Program.

•	The Manager may, in its sole discretion, amend, suspend, or terminate the Redemption Program at any time, including to protect our operations and our non-redeemed Members, to prevent an undue burden on our liquidity, to preserve our status as a REIT for U.S. federal income tax purposes, following any material decrease in our NAV, or for any other reason (“Discretion Limitation”). The Company will also terminate its redemption program during the distribution of its Units in the event that a secondary market for the Company’s Units develops.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 7

Similar Programs

Glendale Investment Corporation

The Company’s Redemption Program is analogous to the no-action relief afforded Glendale Investment Corporation, SEC No-Action Letter (pub. avail. Oct. 10, 1976) (“Glendale”).  In Glendale, Glendale Investment Corporation (“GIC”) was a mortgage broker, arranging loans from prospective lenders to prospective borrowers and performing associated loan administration services. Prior to forming a mortgage loan fund, GIC had arranged a large volume of loans (at the time of the letter, 925) ranging from $5,000 to $500,000 from a large volume of lenders, with no losses experienced in the last several years.  In describing their lenders, GIC said “The lenders may be characterized as conservative investors and generally are well situated financially. A considerable number of them are not interested in current cash flow and instruct GIC to reinvest loan payments.”  GIC proposed creating a limited partnership that would pool funds from its historic lenders to originate loans on their behalf, in order to permit smaller investors to participate in larger loans while spreading risks.   The principals of GIC would serve as general partners, and GIC would serve as the mortgage broker.  The partnership would confine its investments to loans secured by trust deeds on properties situated in Los Angeles and Orange Counties. It would not be involved in secondary trading of trust deeds.

Describing the fund structure, the letter said “The partnership would have a long duration, probably twenty-five to thirty years, as it is contemplated that loan payments will be continuously reinvested. (Clients requiring current distributions of loan payments are not expected to invest in the partnership.) It is recognized, however, that there will be situations where limited partners will find it necessary to liquidate their investments before the partnership terminates. Accordingly, the Limited Partnership Agreement will permit limited partners to withdraw capital to the extent of available cash. When and as withdrawal requests are received, available partnership cash will be applied to honor them. To the extent cash received exceeds the total amount then subject to withdrawal requests, it will be reinvested immediately. Assuming a $3,000,000 loan portfolio, the partnership would receive loan payments of approximately $30,000 every month. Thus, a limited partner may have to wait for a considerable period of time before receiving all his capital if he has a large amount invested or if a number of partners are seeking to withdraw capital at the same time. It also should be observed that under Section 15516 of the California Corporations Code, a limited partner may not withdraw his capital contribution until all liabilities of the partnership (other than liabilities to partners on account of their contributions) have been paid or there remains partnership property sufficient to pay them.”  In arguing that the limited partnership interests should not be considered “redeemable securities”, GIC argued “As previously indicated, under both the partnership agreement and the California Corporations Code, the limited partners have no assurance of receiving their proportionate shares at any particular time. Further, as indicated above, persons desiring current distributions of loan payments will not be encouraged, and are not expected, to invest in the partnership. Their interests would be better served by continuing to invest on an individual basis. Persons who do become limited partners will be interested in reinvestment of loan payments and, absent emergency needs, would not be expected to withdraw capital for several years. Although the limited partners would have conditional withdrawal rights, we would submit that the limited partnership interests nevertheless are not the type of redeemable security. which was envisioned when that qualification was added to Section 3(c) (5) in 1970. Contrary to the situation referred to in the Commission's Report on the Public Policy Implications of Investment Company Growth (House Report No. 2377, December 2, 1966), the partnership will not be seeking to attract unsophisticated investors by issuing redeemable securities, capitalizing on the popularity of mutual funds. Rather the intent is to provide a more effective investment vehicle for existing clientele, which by design contemplates a long-term commitment in a narrow category of real estate oriented investment.” The SEC Staff responded that it would not recommend that the SEC take action against the proposed limited partnership without registering as an investment company.  Notably, no holding period was cited in Glendale’s proposed program.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 8

The Company’s Redemption Program is very similar to the fund discussed in Glendale, including with respect to its redemption program:

o

Like in Glendale, the Company is in the business of making a large volume of loans on behalf of its investors, with the Manager acting as the mortgage broker and the principal acting as Chief Executive Officer of the fund.

o

Like in Glendale, all loans originated by the Company are fully secured by real estate and have experienced limited losses since inception. The Company does not engage in secondary trading of trust deeds.

o	Like in Glendale, Iron Bridge is intended to have a long duration, in perpetuity, and is continuously reinvesting in new loans as its outstanding loans mature.

o

Like in Glendale, Iron Bridge’s investors are generally expected, and generally do, maintain their investments in Iron Bridge for an extended amount of time. The Company estimates that the average investor in the Company holds their interests for at least 4 years. However, like in Glendale, it is understood that there will be situations where limited partners will find it necessary to liquidate their investments. Therefore, Iron Bridge allows investors to withdraw from available cash.

o

Like in Glendale, under both the LLC Agreement and state law, in this case the Oregon Limited Liability Company Act, investors have no assurance of receiving their “proportionate share of current net assets” at any particular time. As described under the Liquidity Limitation (as well as the Tax Limitation and the Solvency Limitation), an investor may have to wait for a considerable period of time before receiving all his capital if he has a large amount invested or if a number of partners are seeking to withdraw capital at the same time. Furthermore, as described with respect to the Processing Wait Time Limitation above, Iron Bridge’s Redemption Program expresses an intention, but not a guarantee to make redemptions in 60 days, in part because of limitations on available cash.

o

Like in Glendale, Iron Bridge does not seek to attract unsophisticated investors by issuing redeemable securities or to capitalize on the popularity of mutual funds. Iron Bridge’s investors are almost exclusively accredited, even those purchasing Class D Units pursuant to Regulation A, and/or Iron Bridge has a pre-existing relationship with most of said investors.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 9

Clemmons

In Gordon L. Clemmons, et al. (pub. avail. May 3, 1982) (“Clemmons”), Mr. Clemmons and Schmitt intended to create a mortgage fund offered to Individual Retirement Accounts and Keogh plans.  Participants would deposit funds into a separate account maintained by the fund for each participant.  The fund would then invest the funds from each account, in its discretion, in interests in mortgage loans, with the fund controlling decisions with respect to such mortgage fund interests.  The borrowers under the mortgage loans would pay interest to the Company, which the Company would deposit in the participant’s accounts.  Similarly, when the mortgage loans matured, any payment of principal would be placed in the applicable participant’s account.   Participants had the ability to withdraw funds from their designated accounts, subject to “normal withdrawal constraints” requiring up to 30 days’ prior notice.  As described in the letter, “The Participant will be under no obligation to make payments into his Account and may withdraw from the investment program at any time (subject to incurring the 10% penalty tax). If the Participant voluntarily withdraws, he will receive all of the money in his Account; provided, however, that if the Company is in the process of negotiating for the purchase of a Mortgage Note, and the Company has undertaken such negotiations relying on the availability of the Participant’s funds, the Company shall have 60 days to either invest that money in such Mortgage Note or return it to the Participant’s Account. The Participant will receive all funds invested for him in Mortgage Notes as payments are made on such Mortgage Notes. The Participant will have no right to the immediate return of his investment, other than amounts in his Account not invested in Mortgage Notes within 60 days of his withdrawal. The portion of the payments made on the Mortgage Notes attributable to the withdrawing participant’s investment will be deposited in the Participant’s Account as such payments are received by the Company.”  Clemmons and Schmitt noted that since the requirements associated with the retirement accounts that constituted there investors would generally result in a 10% penalty if funds were withdrawn prior to the investor reaching a certain age, it is anticipated that most participants would leave the interest payments in their accounts.  To the extent funds were not withdrawn, they would be reinvested.  In its analysis with respect to whether the securities were “redeemable”, Clemmons and Schmitt focused on the idea that the securities were not redeemable, even though funds could theoretically be withdrawn in as little as 30 days, because if the funds in the participant’s account were earmarked for a use in a pending loan, the investors may have to wait “up to sixty (60) days before he receives his funds and longer if the funds are eventually invested,” and that the ability of a participant to withdraw was dependent on what, and when, the sponsors were purchasing mortgage loan interests, as well as how those mortgage interests performed.

While Iron Bridge’s overall program is differently structured than Clemmons (though notably, Iron Bridge does not tie specific mortgage loans to specific subsets of investors as the fund did in Clemmons, and investors are not given separately designated bank account), there are similarities in the principals behind the ability of a participant to withdraw funds in Clemmons, and the Company’s Redemption Program.   Similar to the Clemmons redemption program, Iron Bridge does not anticipate that its Members will be making frequent redemption requests; Iron Bridge has a relatively small number of investors, many of whom have been investing with Iron Bridge for many years.  Iron Bridge’s intention with its Redemption Program is that once an investor makes a Redemption Request, Iron Bridge will be able to fulfill the request with available cash from its Mortgage Loans within 60 days.  The Liquidity Limitations are designed to act as an escape valve for when it is unlikely Iron Bridge will have sufficient available funds from operations to make redemptions within those 60 days.   The Solvency Limitation prohibits the redemption of Units to the extent that the Company would not be able to pay its debts as they become due in the ordinary course of business.  The Company’s focus on making redemptions only to the extent that the Company has funds available from the receipt of payments from the mortgage loans it invests in, is similar to how Clemmons allowed investors to withdraw money from their accounts when the cash was available in such accounts and not otherwise being relied upon to make additional mortgage loans.  The utilization of only available cash to make redemptions is a common theme emphasized in nearly all no-action letters discussing “redeemable securities.”

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 10

U.S. Home Finance Corporation

In U.S. Home Finance Corporation, SEC No-Action Letter (pub. avail. May 30, 1980) (“Finance”), U.S. Home Mortgage Corporation (“Mortgage”) organized a subsidiary, U.S. Home Finance Corporation (“Finance”) to facilitate the financing of residential mortgages on homes, through the issuance of 20-year mortgage-backed bonds in series, with each series being secured by a group of residential mortgages, together with a cash reserve fund in an amount equal to 3% of the original principal amount of the series.  Mortgage would select and transfer the mortgages to Finance prior to issuing the bonds.  Other than in limited circumstances, Finance did not intend to acquire or dispose of any residential mortgages, and Finance was not expected to have any significant assets other than those securing the mortgage-backed bonds.  Finance proposed that they offer to make redemptions, but only to the extent of payments of principal of the underlying residential mortgages derived from scheduled amortization, prepayments, foreclosures and insurance proceeds, but that redemptions for any series of bonds held by any one holder would be limited in any calendar quarter to no more than $10,000, unless the record holder was deceased.  To the extent principal paid on the mortgages were not used for redemptions, they would be used for pro rata prepayments on all the bonds of the series.  It was anticipated that the primary source of funds for redemption would be prepayments of the underlying mortgages.  Finance explained that the prepayment pattern of any particular group of residential mortgage loans cannot be predicted; however, the experience of the Federal Housing Administration and the mortgage banking industry suggests that a large portion of the underlying mortgage loans will be prepaid prior to maturity of the mortgage-backed bonds.

In its letter, Finance went on to explain, “Prior to 1970, Section 3(c)(5) of the Act did not condition the availability of the exemption on not being engaged in the business of issuing redeemable securities. The legislative history of the 1970 amendment which added that condition indicates that “The amendment applies only to those companies which purport to model themselves after open-end companies by issuing a security redeemable at the option of the holder.”  In addressing whether Finance was modelled after such time of open-end company, Finance argued “Holders of the mortgage-backed bonds are neither absolutely entitled to redeem them nor only entitled to redeem them out of surplus; rather, redemptions are made from the liquidation of the underlying mortgage loans through scheduled amortization, prepayments, foreclosure and insurance proceeds. In addition, the amount received upon redemption is limited to the principal amount of the redeemed bonds and is not based upon a proportionate share of the issuer’s current net assets. Moreover, neither the proposed operations of Finance nor the proposed plan of distribution resemble those of a typical open-end company, which is engaged in a continuous offering of its own securities as well as continuous purchases and sales of the securities of others.”  Notably, Finance did not propose any specific holding period prior to redemption.  The SEC Staff responded that they would not recommend the SEC take any enforcement action against the Company should it proceed as described without registering as an investment company under the Investment Company Act.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 11

The Company shares several characteristics with Finance, and like Finance does not purport to model itself off an open-end companies:

•	Like Finance, the Company’s assets are primarily mortgages, and the Company does not acquire or dispose of its mortgages other than through its mortgage origination process.

•	Like Finance, the Company intends to make redemptions primarily from payments of principal of the underlying residential mortgages derived from scheduled amortization, prepayments, foreclosures and insurance proceeds, which it asserts will often be available prior to maturity. Similar to Finance, the Company’s structure will usually provide it with sources of liquidity from payments of principal of the underlying residential mortgages derived from scheduled amortization, prepayments, foreclosures and insurance proceeds. As the mortgages the Company originates are generally for a duration of less than a year, and have a level of volume that complete payments upon maturity of such mortgages occur frequently, the Company generally believes that available cash from payment of principal will generally be available within 60 days of most redemption requests, without any need to sell or liquidate existing mortgages, which is why it purports an “intention” to pay most redemption requests within 60 days. However, there is no guarantee that mortgages will be paid on maturity or that the timing of maturity will occur at intervals that coincide with redemption requests, and therefore it cannot be guaranteed. At any rate, because of this liquidity structure, redemption requests will almost certainly not be paid within days of a redemption request, making it unlike an open-end company.

•	While the Company is engaged in a continuous offering, like Finance it is not engaged in the continuous purchase and sale of securities of others, as would be expected from the open-end company. It originate mortgages and holds them until maturity.

•	Finally, while Finance had a per series and per investor quarterly redemption limit, the Company also imposes redemption limits, in some ways more robust than Finance. To name a few, the Company is imposing aggregate quarterly limits on redemptions, and limitations based on outstanding capitalization, limitations based on its tax status as a REIT.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 12

Breen Mortgage Fund

In Breen Mortgage Fund I, SEC No-Action Letter (pub. avail. Jan. 18, 1988) (“BMF”), BMF was a mortgage fund where investors could withdraw their capital account after the third anniversary of their purchase of units.  Withdrawals could be made on the last day of the calendar quarter following the calendar quarter in which the investor gives the general partners notice of withdrawal.  BMF would not establish a reserve fund for the purpose of paying withdrawing investors, and the limited partnership agreement expressly provided that BMF’s obligation to return an investor’s capital account was limited to the availability of sufficient cash flow in any given calendar quarter. BMF said that, for this purpose, cash flow will be considered available only after all of BMF’s current expenses have been paid and adequate provision has been made for the payment of monthly cash distributions to those investors who elect to receive such distributions upon the subscription of Units, as described above. BMF would use any remaining cash flow to return capital accounts to withdrawing investors in chronological order in which notices of withdrawal from investors were received. If the current cash flow of BMF is inadequate to return an investor’s capital account within any given calendar quarter, BMF is not required to liquidate any mortgage loans prior to maturity for the purpose of liquidating the capital account of a withdrawing investor, but is simply required to continue to pay whatever cash flow is available to withdrawing investors in order of withdrawal requests received.  A further limitation on the right of an investor to withdraw his capital investment was set forth in the limited partnership agreement which provided that the maximum amount permitted to be distributed to a withdrawing investor is $25,000 per calendar quarter. Finally, BMF would not, within any calendar year, liquidate more than 20% of the total capital accounts outstanding at the beginning of such calendar year.   The SEC agreed that it would not recommend enforcement action if BFM did not register under the Investment Company Act.

The Company’s Redemption Program shares several limitations with the redemption program cited in Breen:

•

Like BMF, who did not establish a reserve fund for the purposes of paying withdrawing investors and limited withdrawal obligations to return an investors capital account to the availability of sufficient cash flow, the Company’s Redemption Program is also limited to available cash flow. Cash flow will be considered available only after all of the Company’s current expenses have been paid and adequate provision has been made for the payment of monthly cash distributions to those investors who elect to receive such distributions upon the subscription of Units, as described above. This is the result of a combination of legal requirements, like the Solvency Limitation, explicit provisions in the Redemption Program that allows the Company to extend withdrawal repayments, like the Liquidity Limitation, and implicit practices of the Redemption Program, which states the intention to honor Redemption Requests within 60 days, but does not guarantee it. Amended Offering Statement 5 explicitly says the Company has no intention to liquidate its mortgage loans to fund redemptions. The Company has never set up a reserve fund for purposes of paying redemptions or liquidated a mortgage loan for purposes of making a payment under its Redemption Program.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 13

•	Like BMF, which imposed a limitation to not liquidate more than 20% of the total capital accounts outstanding at the beginning of such calendar year, the Aggregate Repurchase Limitation of the Company’s Redemption Program under LLC Amendment 1 limits withdrawals to 5% of aggregate NAV as of the last day of the previous quarter, which means that our redemptions will be limited to approximately 20% of our aggregate NAV in any 12 month period.

•	Like BMF, who honored withdrawal requests that exceeded the above limitations in chronological order, the General Priority Limitation of the Company’s Redemption Program also honors withdrawals that could not be made subject to the above limitations in chronological order, subject to certain exceptions described in the Special Priority Limitation.

•	While BMF only allowed for redemptions to be made on the last day of the calendar quarter following the calendar quarter in which the investor gives the general partners notice of withdrawal, Iron Bridge’s Processing Wait Time Limitation also does not provide any guarantee of immediate withdrawal. It says it intends to honor withdrawal requests within 60 days, but in addition the specific Liquidity Limitations, makes no guarantee of time frame for redemption.

•	While BMF did impose a holding period on investors, the Company’s Redemption Program has other limitations that are not included in BMF, such as the Class Limitation, the Tax Limitation and the Discretion Limitation. Furthermore, we’d like to point out that while the Company’s redemption program does not have a specific holding period, it does not purport to make payments within any specific time period. There is not guarantee or even implication of entitlement to payment “upon presentment.” Merely an expression that it is the intention to make payment within 60 days; there is not even a statement that it is the intention to pay on presentment or a maximum period of time after which the Company is required to make payment.

Notwithstanding the foregoing, in the Amended Offering Statement 6 we are filing concurrently herewith, we are enhancing several of our disclosures to better reflect our intentions with respect to the Redemption Program.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 14

COMMENT:

4.

We note that you filed an amendment to the Third Amended and Restated Operating Agreement of Iron Bridge Mortgage Fund, LLC on November 25, 2024. The amendment appears to have made significant changes to the redemption rights associated with your units, but your response did not address the amendment. Moreover, your response did not analyze whether the units were “redeemable securities” under Section 2(a)(32) prior to the amendment. Please provide a detailed legal analysis of that issue in your response. To the extent that the units were “redeemable securities” prior to the amendment, please advise whether the Company was operating as an unregistered investment company during such time.

RESPONSE:

LLC Amendment 1, which was adopted on November 25, 2024,2 made certain changes to our redemption program to make our redemption program more consistent with existing no-action relief provided by Staff.  That being said, we also believe that prior to the amendment, the Units were already not “redeemable securities” under Section 2(a)(32).  The changes made in LLC Amendment 1 do not significantly impact our conclusion.

As discussed in the Previous Response Letters, the Company is exempted from the definition of “investment company” under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5) of the Investment Company Act provides:

“Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: (A) Purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services; (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services; and (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

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2 LLC Amendment 1 was not discussed in our letter dated January 27, 2025, responding to the SEC comment letter received on January 10, 2025, because it was discussed and highlighted in our previous response letter, submitted on November 25, 2024, which addressed previous SEC comments.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 15

As discussed in the Previous Response Letter, by virtue of engagement in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate, the Company is primarily engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

The Company is also “not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates,” either as reflected in either its original redemption program (“Original Redemption Program”) or in LLC Amendment 1 (the “First Updated Redemption Program,” as described above) and LLC Amendment 2.  The Company’s Original Redemption Program, with respect to optional redemptions by the Members, had the following features:

•	In connection with a Redemption Request, the Member requesting redemption shall be entitled to receive an amount equal to any accrued but unpaid Preferred Return applicable to such Units being redeemed, together with the Unreturned Capital Contribution of such Units being redeemed, with each Member expressly acknowledging that no amounts will be paid to a Member seeking redemption except for any accrued and unpaid Preferred Return and any Unreturned Capital Contributions applicable to such redeemed Units.

•	The Member Class Limitation, the Liquidity Limitation, the Solvency Limitation and the Tax Limitation were the same, or substantially similar, as those presented in the Updated Redemption Program.

•	Similar to the Wait Time Processing Limitation, it was the intention of the Company to complete all Redemption Requests within thirty (30) days of receipt of a Redemption Request, but there was no contractual obligation with respect to time frame. Redemption Requests would generally be completed in the order received, except as described below.

Redeemable Securities

Under Section 2(a)(32) of the Investment Company Act of 1940 (the “Investment Company Act”), “redeemable security” means:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Because our Members under the Original Program were not entitled to receive “approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof”, especially in combination with the other limitations upon their redemption, we believe that the Units do not meet this definition of redeemable securities.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 16

Proportionate Share of Issuer’s Current Net Assets

The Original Program never provided for redemption of Units at a price equal to the proportionate share of the Company’s current net assets, or the cash equivalent thereof.  Under the Original Program, upon redemption, the Member was entitled to the “Unreturned Capital Contributions” with respect to their Units, not the Company’s current net assets.  In addition to Glendale as discussed above, the SEC has consistently granted no-action relief with respect to the issue of “redeemable securities” in situations where the security holder, upon redemption, was only entitled to the return of their outstanding capital accounts:

For example, in Breen, discussed in greater detail above, and Embarcadero Mortgage Fund, SEC No-Action Letter (pub. avail. Nov. 5, 1986) (“Embarcadero”), investors after a holding period, were allowed to withdraw their capital accounts, with Embarcadero investors being subject to certain reductions depending on when they requested withdrawal.  The issuers, using virtually identical language, argued that in addition to limitations on redemption provided in the program, redemption payments were not for the investor’s proportionate share of the issuer’s current net assets, or the cash equivalent thereof. They argued "[T]he amount distributed to withdrawing investors is limited to their partnership capital account (consisting of an investor’s initial investment, increased by profits and decreased by losses and cash distributions), which may be vastly different from [the issuer]’s current net asset value. For example, if prevailing mortgage interest rates decline to levels below the overall yield on [the issuer]’s loan portfolio, the value of [the issuer]’s net assets will increase; nevertheless, a withdrawing investor is not entitled to withdraw a proportionate share of [issuer]’s “net assets, or the cash equivalent thereof,” but only his partnership capital account.” In both cases, the SEC Staff said they would not recommend that the SEC take enforcement action without registering under the Investment Company Act, and in Embarcadero’s case, simply said such decision was  based on “the facts presented” in the issuer’s no action request letter.

Similarly, in Redwood Mortgage Investors VII, SEC No-Action Letter (pub. avail. Jan. 5, 1990) (“Redwood”), investors after a holding period, were allowed to withdraw their capital accounts, with certain reductions depending on when they requested withdrawal. The issuer argued that in addition to limitations on redemption provided in the program, redemption payments were not for the investor’s proportionate share of the issuer’s current net assets, or the cash equivalent thereof.  The issuer argued, “[T]he Company’s the payments provided for do not necessarily represent the issuer's net assets or the cash equivalent. The payments to the withdrawing Investor are based upon the investor's current capital account. The capital account consists of the investor's initial capital contribution increased by profits and decreased by losses and cash distributions, all in accordance with Treasury Regulation 1.704-1(b) promulgated under Section 704 of the Internal Revenue Code of 1986. The Partnership's net assets, on the other hand, consists primarily of the mortgages held by the Partnership. The value of the net assets fluctuates with prevailing mortgage rates and increases or decreases depending upon the current interest rates. The capital account balance is independent of the value of the net assets of the Partnership. The amount received in liquidation of an investor's capital account is not the payment of an investor's share of the current net assets, or cash equivalent, of the Partnership.”  While the SEC Staff in responding did not specifically discuss this payment discrepancy, the SEC staff responded that it would not recommend that the Commission take any enforcement action if Redwood did not register under the Investment Company Act.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 17

Entitlement to Payment Upon Presentation of the Security

The fact that the Company is not offering to redeem Units at a price equal to the proportionate share of the Company’s current net assets, or the cash equivalent thereof, as discussed above, should be dispositive of the issue. Beyond that however, the Company’s Original Redemption Program did impose significant limitations on redemptions, and as such Members were not “entitled” to receive payments for their Units “upon presentation to the issuer,” as required by the definition.   The Original Program included many of the limitations already discussed in LLC Amendment No. 1, namely the Class Limitation, the Liquidity Limitation, the Tax Limitation and the Solvency Limitation along with the Processing Wait Time Limitation, though for a shorter duration.  The similarities of these limitations with programs discussed in previous no-action relief are discussed above.

Furthermore, as noted in Finance, described in greater detail above, “[T]he legislative history of the 1970 amendment which added that [redeemable securities] condition indicates that “The amendment applies only to those companies which purport to model themselves after open-end companies by issuing a security redeemable at the option of the holder.” The Company is not, and never has been an open-end company. Section 5 of the Investment Company Act defined “Open-End Company” as a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer. Former SEC Chair Gary Gensler said in a 2002 press release,3 “A defining feature of open-end funds is the ability for shareholders to redeem their shares daily, in both normal times and times of stress.” The only time frame for redemption given under the Original Redemption Program was the intention to make redemptions within 30 days. Investors could not expect to redeem their shares daily, and were never told otherwise, and therefore the Company has not purported to model itself after open end companies.

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3 https://www.sec.gov/newsroom/press-releases/2022-199

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 18

Practicalities

Regardless of the terms of the Original Program, it is worth noting that in practice, the Units operated in such a way that even further supported them not being treated as “redeemable securities:”

•	The Company has never liquidated any mortgage loan or established any reserve account for purposes of making a redemption.

•	The Company estimates that the average investor in the Company holds their interests for at least 4 years.

•	Since January 1, 2021,[4] there have been a total of 230 Unitholders. Of these, 55 of the Unitholders had received Units in February 2021 exchange from Junior Promissory Notes previously issued by the Company, and 94 received Units in January 2023 in exchange for Senior Demand Notes previously issued by the Company. Some of the remaining 81 Unitholders included new employees to the Company, or affiliates of existing investors.

•	Since January 1, 2021, only 12 investors have requested redemptions after holding their Units for less than 1 year, all of whom had received their Units in exchange for Senior Demand Notes and Junior Demand Notes; if the holding period for these investors Units were to be tacked onto their holding period of the previous notes, all of whom had a holding period of greater than a year.

•	Since January 1, 2021, the aggregate amount of redemptions in any given quarter, except for the first two quarters of 2023 (when interest rates were rapidly rising), has been less than 5% of the aggregate amount of outstanding principal of the company’s mortgage loans; in no quarter have redemptions exceeded 10%.

•	Since January 1, 2021, the average amount of a withdrawal request is slightly less than $75,000.

As described above, the terms of the Units, even under the Original Program, do not include the Member being entitled to receive approximately their proportionate share of the issuer’s current net assets upon presentation, because of both (a) the amount of the redemption price not being equal to the Member’s approximate proportionate share of the Company’s current net assets when the Units are presented for redemption and (b) the restrictions (described above) on a Member’s ability to redeem at any particular time.  Furthermore, as indicated by the investor data, neither the Company nor investors perceive the Company as a source of securities that are redeemable upon presentation like those of a mutual fund, and instead see the Units of the Company as a long term investment.

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4 We are using references to January 2021 because the Company began transitioning from offering promissory notes to Units, first with an exchange of junior notes in February 2021, and then later with an exchange of senior notes in January 2023.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 19

COMMENT:

5.

Please reconcile your disclosure in the offering circular that members have the option to request a redemption with the disclosure in Section 6.5(b) that members have a right to require a redemption of their units.

RESPONSE:  The word choice of “option to request” in Amended Offering Statement 5 was intended to further highlight for investors the limitations of the redemption program.  The use of the word “right to require” in the LLC Agreement expresses that so long as the program remains in place, the Company intends to ultimately honor all redemption requests, though the timing of such redemption is subject the various limitations imposed.  We believed that the “option to request” language, however, in the offering context would better communicate to investors that the rights are ultimately subject to certain conditions.

COMMENT:

6.	We note the revision to your financial statements in response to prior comment 8. Please clearly state whether such loans are or will be secured in whole by real property, rather than in part.

RESPONSE: We have clarified this language to provide that the loans are secured in whole by real property.  The Company’s practice is, and since inception has been, to only engage in loans wholly secured by real property.

Thank you for your consideration of the Company’s response to the Staff’s comments. If you have any questions regarding this response, please do not hesitate to contact me by phone at (503) 307-5732 or e-mail at apear@buchalter.com.  We welcome the opportunity to discuss any further concerns the Staff may have.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction February 28, 2025 Page 20

Very truly yours, BUCHALTER A Professional Corporation

Alison Pear
Shareholder

AP:jlw

cc:	Gerard Stascausky